

Mail Stop 3561

May 24, 2016

Ulrik Moll
Chief Executive Officer
NABUfit Global, Inc.
626 East 1820 North
Orem, UT 84097

> **Re: NABUfit Global, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed May 19, 2016**
> **File No. 333-210325**

Dear Mr. Moll:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please revise the legality opinion to opine that the 19,437,236 shares being offered by the selling shareholders **are** validly issued, fully paid, and non-assessable. These shares are already outstanding, and it is inappropriate to assume in parts (a) and (b) of the last paragraph on the first page of the opinion that these shares have not yet been approved for issuance or delivered. For guidance, refer to Section II.B.2.h in Staff Legal Bulletin No. 19.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: J. Martin Tate, Esq.